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STEPHEN FERRARA

stephen.ferrara@dechert.com
+1 617 728 7134 Direct
+617 275 8418 Fax

April 29, 2011

Min S. Oh, Esq.

Securities and Exchange Commission

Division of Investment Management

100 F Street Northeast

Washington, D.C. 20549

Re:	Russell Investment Funds (SEC File Nos. 33-18030 and 811-05371) Post Effective Amendment No. 40

to Registration Statement Filed February 10, 2011

Dear Mr. Oh:

Pursuant to your request, this letter responds to certain of the comments you provided in a letter to William G. Allensworth dated March 25, 2011 (the “Comment Letter”) regarding the prospectuses and Statements of Additional Information (“SAIs”) contained in Post-Effective Amendment No. 40 to the Registration Statement for Russell Investment Funds (the “Trust” or the “Registrant”) under the Securities Act of 1933 filed with the Securities and Exchange Commission (the “Commission”) as of February 10, 2011. Also pursuant to your request, the Registrant’s responses to certain comments were filed as EDGAR correspondence in a letter dated April 20, 2011 (“April 20, 2011 Letter”). On behalf of the Registrant, summaries of all comments not included in our April 20, 2011 Letter, and responses thereto, are provided below. I have either responded to your questions and comments or have described how Registrant will address your comments in the prospectuses and SAIs contained in the Registration Statement to be filed pursuant to Rule 485(b) under the Securities Act of 1933.

Response to Comments

The responses to your comments below are numbered according to the order in which you gave the comments. Capitalized terms have the same meaning as defined in the Registration Statement unless otherwise indicated.

FACING SHEET

3.	Comment:	Please provide the caption “Title of Securities Being Registered” and relevant disclosure as required by Form N-1A facing sheet instructions.

	Response:	The requested action has been taken.

US Austin Boston Charlotte Hartford Los Angeles New York Orange County Philadelphia Princeton San Francisco

Silicon Valley Washington DC EUROPE Brussels Dublin London Luxembourg Moscow Munich Paris ASIA Beijing Hong Kong

4.		Comment:	Please clearly identify the agent for service, i.e., on facing sheet should “agent” be changed to agents?

		Response:	The Registrant has revised the facing sheet to reference “agents” for service of process rather than “agent.”

PROSPECTUS
Unless indicated otherwise, all prospectus comments apply to all Funds and both prospectuses.

5.		Comment:	For the non-fund of funds Funds, please delete the parenthetical “(Non-Fundamental)” as disclosure neither required nor permitted by Form N-1A. Such disclosure should be provided as part of Item 9 disclosure as is provided for the fund of funds Funds on page 38.

		Response:	The Registrant believes that the use of the parenthetical “(Non-Fundamental)” in the Non-Funds of Funds prospectus is consistent with Item 2 of Form N-1A and facilitates an investor’s understanding of the Non-Funds of Funds’ investment objectives. Accordingly, no change has been made in response to this comment.

7.	Comments regarding Principal Investment Strategies of the Fund section

	a.	Comment:

For each non-fund of funds Fund and the Equity Growth Strategy Fund, please include any policy to invest 80% of its net assets in the type of securities denoted by the respective Fund name. In doing so, please also provide the disclosure required pursuant to Rule 35d-1 under the Investment Company Act of 1940 with respect to whether the policy is fundamental or non-fundamental and the applicable notice requirements if the latter.

As an example, the requested disclosure is provided on page 26 of the non-fund of funds prospectus for the Multi-Style Equity Fund as part of its Item 9 disclosure, but is absent from the summary for the Multi-Style Equity Fund on page 2.

Response:

The Registrant has revised the “Principal Investment Strategies of the Fund” section for each Non-Fund of Funds to include the Fund’s policy to invest 80% of its net assets in the type of securities denoted by its name. The Registrant notes that the “Principal Investment Strategies of the Fund” section for the Equity Growth Strategy Fund currently includes the Fund’s non-fundamental 80% policy.

However, the Registrant respectfully notes that it has not revised the Item 4 disclosure for each Non-Fund of Funds or for the Equity Growth Strategy Fund to include the notice period applicable to a change in policy, as the Registrant believes that this level of detail is more appropriate for Item 9 disclosure.

b.	Comment:

For each equity non-fund of funds Fund that employs a principal strategy to invest in small, medium, or large capitalization companies, please provide the range of market capitalization constituting each size of capitalization in the summary.

As an example of appropriate disclosure regarding the ranges for these terms, please see the first paragraph of the fuller discussion of principal strategies for the Multi-Style Equity Fund on page 26.

In the case of the Global Real Estate Fund, no range is provided either in the summary on page 8 or in the fuller discussion of investment strategies on page 32.

Response:

For each equity Non-Fund of Fund (except for the Global Real Estate Fund), this information is included in the “Investment Objective and Investment Strategies” section of the prospectus. The Registrant does not believe this level of detail is consistent with the Commission’s guidance for content of the summary, which states that “the information required in the summary section … is key information that is important to an investment decision.”[1] Accordingly, Registrant respectfully declines to revise the disclosure.

With respect to the Global Real Estate Fund, the Registrant believes that, because the fund invests in small, medium, and large capitalization companies, the ranges constituting each size of capitalization are of limited value to investors and may confuse investors if included in either the summary discussion or the fuller discussion of investment strategies.

c.	Comment:	For each non-fund of funds Fund, the summary of principal investment strategies (“Item 4(a) Disclosure”) should identify each of the principal strategies fully discussed under “Investment Objective and Investment Strategies” beginning on page 26 of the non-fund of funds prospectus (“Item 9(b) Disclosure”).

[1]	SEC Release No. 33-8998.

	Response:	The Registrant understands that the information disclosed in the Item 4(a) disclosure should be based on and identify the information in the Item 9(b) disclosure. The Registrant also understands that, as stated in Item 4(a), the disclosure is meant to “summarize how the Fund intends to achieve its investment objectives by identifying the Fund’s principal investment strategies…” The Registrant believes that the current Item 4(a) disclosure with respect to each Fund, as revised in certain cases as indicated below, is based on each Fund’s Item 9(b) disclosure, accurately summarizes how the Fund intends to achieve its investment objectives, and identifies each principal investment strategy.

By way of example (though not exhaustive), for the following Funds, please note the following inconsistencies.

Multi-Style Equity Fund (pages 2 and 26)

c.i.	Comment:

Please note the absence in Item 4(a) Disclosure of the variety of types of equity securities that the Fund may invest in as reflected in the third paragraph of Item 9(b) Disclosure on page 20.

Moreover, the staff expects that more detail regarding these securities would be provided under Item 9(b) Disclosure as was provided for ADRs.

Response:

Please see the response to Comment 7.c. above. In addition, the Registrant notes that the third paragraph of the Fund’s Item 9(b) disclosure defines equity securities for purposes of the Fund’s policy to invest at least 80% of its assets in equity securities pursuant to Rule 35d-1. Although the Fund may invest in the variety of types of equity securities described in the third paragraph, the Fund will primarily invest in those equity securities identified in its Item 4 disclosure.

The Registrant has reviewed the Fund’s Item 9(b) disclosure and believes it provides both potential and existing investors with sufficient information regarding the types of equity securities in which the Fund may invest.

c.ii.	Comment:	Please note the absence in Item 4(a) Disclosure of the fundamental and quantitative approaches discussed in the fourth to last paragraph of the Item 9(b) Disclosure on page 21.

	Response:	Please see the response to Comment 7.c. above. The Fund identifies a “multi-manager approach whereby portions of the Fund are allocated to different money managers who employ distinct investment styles” as part of its Item 4(a) disclosure, and in its Item 9(b) disclosure, further describes such distinct investment styles. Accordingly, no changes have been made in response to this comment.

c.iii.	Comment:

Please note the absence in Item 4(a) Disclosure of the use of derivatives as disclosed in the last paragraph of the Item 9(b) Disclosure on page 21.

For any Fund that has a principal investment strategy that includes investments in derivatives, please also disclose the extent to which the Fund may invest in them, e.g., need to add such disclosure to principal investment strategies summary for Core Bond Fund on page 16.

In this regard, as many of the Funds describe investments in derivative instruments, please review each Fund’s principal strategies and principal risk disclosure to ensure that the information is not too generic or standardized and also that it describes the actual derivative instruments and the associated principal risks that the Fund intends to use to achieve its investment objective. See Barry Miller Letter to the ICI dated July 30, 2010.

Response:

With respect to each Fund that intends to be fully invested at all times by exposing cash reserves to the performance of appropriate markets by purchasing equity securities and/or derivatives, the Registrant has revised the Fund’s Item 4(a) disclosure to reflect the use of derivatives for this purpose and to provide more information regarding the specific derivatives in which the Fund may invest.

In addition, for the Core Bond Fund, the Registrant has revised the Fund’s Item 4(a) disclosure regarding its use of derivatives to reflect the extent to which the Fund may invest in such instruments, as well as to provide more information regarding the specific derivatives in which the Fund may invest.

Finally, the Registrant has reviewed each Fund’s principal strategies and principal risk disclosure to ensure that the information is not too generic or standardized and that it describes the actual derivative instruments and the associated principal risks that each Fund intends to use to achieve its investment objectives.

Aggressive Equity Fund (pages 5 and 28)

c.iv.	Comment:	Multi-Style Equity Fund comments i. through iii. above apply here as well.

	Response:	Please see the responses to the Multi-Style Equity Fund Comments 7.c.i. through 7.c.iii. above.

Core Bond Fund

c.v.	Comment:	Please note the absence in Item 4(a) Disclosure of the variety of types of securities and transactions that the Fund may engage in as reflected in the tenth paragraph of Item 9(b) Disclosure on page 29 including derivatives and STRIPS.

Response:

With respect to the Fund’s investment in derivative instruments, the Registrant has revised the Item 4(a) disclosure to include information regarding the types of derivatives in which the Fund may invest.

With respect to the Fund’s investment in STRIPS, please see the response to Comment 7.c. above. In addition, please note that the Item 4(a) disclosure identifies securities issued by the U.S. Government as securities in which the Fund may invest, while the Item 9(b) disclosure further describes the Fund’s use of STRIPS in its principal investment strategy.

c.vi.	Comment:	NOTE: For any principal investment strategies added to the non-fund of funds prospectus Item 4(a) Disclosure in response to this comment 7.c., please also add corresponding risk disclosure as required by Item 4(b) accordingly.

	Response:	To the extent that disclosure was added to a Fund’s Item 4(a) principal investment strategy in response to Comment 7.c., the Registrant confirms that corresponding risk disclosure is included as required by Item 4(b) of Form N-1A.

d.	Comment:

For each fund of funds Fund, Item 4(a) Disclosure should similarly identify each of the principal strategies fully discussed in the Item 9(b) Disclosure as provided under “Investment Objective and Investment Strategies of the Funds” beginning on page 38 of the fund of funds prospectus.

However, in contrast to the non-fund of funds, given the structure of the fund of funds Funds, the principal investment strategies for the latter should only note those principal strategies of the Underlying Funds that in the aggregate constitute principal strategies for the top tier Fund rather than merely reiterating the principal investment strategies of each available Underlying Fund.

NOTE: Once revised, please confirm that all risks associated with such principal investment strategies have been provided as Item 4(b) Disclosure.

	Response:	The Registrant understands that the Item 4(a) disclosure should be based on and identify the principal strategies provided in the Item 9(b) disclosure. The Registrant also understands that, given the structure of the Funds of Funds only those strategies of the Underlying Funds that in the aggregate constitute principal strategies of the top tier Funds should be disclosed in the Item 4(a) disclosure. The Registrant believes that the principal strategies of the Underlying Funds included for each Fund of Funds represent only those strategies that, in the aggregate, constitute principal strategies of the top tier Fund, based on each Fund of Funds’ investments in the Underlying Funds. Accordingly, no changes have been made in response to this comment.

e.	Comment:	Please describe all investment strategies that correspond to any of the principal risks identified under “The Principal Risks of Investing in the Fund.”

	Response:	The Registrant believes that all investment strategies that correspond to any of the principal risks identified under “The Principal Risks of Investing in the Fund” are sufficiently described in its Item 4(a) disclosure. Accordingly, no changes have been made in response to this comment.

Multi Style Equity Fund

e.i.	Comment:	Multi Style Equity Fund: Counterparty Risk, Government Intervention in and Regulation of Financial Markets, and Possible Large Redemptions. Please note that if the counterparty risk referred to arises from derivatives, then summarize the use of derivatives as a principal investment strategy and risk.

Response:

The Registrant believes that Counterparty Risk is inherent in many transactions, and not limited to the use of derivatives. However, the Registrant respectfully notes that with respect to each Fund for which derivatives are a principal strategy, the Registrant has revised the Fund’s disclosure, as applicable, to describe the specific derivative instruments in which the Fund will invest and the associated principal risks.

Furthermore, the Registrant believes that the risks described in Government Intervention in and Regulation of Financial Markets and Possible Large Redemption Risk are risks of investing in mutual funds and are not the result of any particular type of investment strategy. Accordingly, no changes have been made in response to this comment.

Aggressive Equity Fund

	e.ii.	Comment:	Aggressive Equity Fund: In addition to the Multi-Style Equity Fund comment i. above, Liquidity.

		Response:	Please see the response to Comment 7.e.i. above. In addition, the Registrant believes that Liquidity Risk is associated with investments in small capitalization securities, which are currently described in the Fund’s Item 4(a) disclosure. Accordingly, no changes have been made in response to this comment.

	f.	Comment:	Please delete cross-reference to fuller discussion of investment objective and strategies.

		Response:	The Registrant respectfully declines to delete the cross references to the more fulsome disclosure in the statutory prospectus. While the Registrant recognizes that the Instructions to Form N-1A do not require such references, the Registrant believes that the additional disclosure in the statutory prospectus provides shareholders with important information regarding the Funds and that omitting such references may suggest to shareholders that all information relating to the Fund is contained in the summary.

8.	Comments regarding Principal Risks of Investing in the Fund section.

	a.	Comment:	For each Fund, please describe any risks that correspond to any of the principal investment strategies identified under “Principal Investment Strategies of the Fund.”

		Response:	The Registrant believes that it has identified the principal investment strategies of each Fund and summarized the principal risks of each Fund in compliance with Items 4(a) and 4(b). Furthermore, the Registrant believes that the principal risks summarized in response to Item 4(b) accurately describe the risks of each investment strategy identified in the Item 4(a) disclosure. Accordingly, no changes have been made in response to this comment.

By way of example (though not exhaustive), for the following Funds, please note the absence of disclosure with respect to risks corresponding to principal investment strategies in the following types of strategies and/or investments.

Multi-Style Equity Fund

a.i.	Comment:	Medium and large capitalization U.S. Companies, and a multi-style approach including risks of each particular style, and a “select holdings” style.

	Response:	The Registrant believes that the risks associated with the Fund’s investments in common stocks of medium and large capitalization U.S. companies and the use of a multi-style approach are adequately summarized by the principal risks of “Equity Securities” and “Multi-Manager Approach,” respectively. Further, the Registrant believes the risks arising from the select holdings strategy are currently summarized under the risk “Active Security Selection.” Accordingly, no changes have been made in response to this comment.

Aggressive Equity Fund

a.ii.	Comment:	Small and medium capitalization U.S. Companies, and a multi-style approach including risks of each particular style.

	Response:	The Registrant believes that the risks associated with the Fund’s investments in common stocks of small and medium capitalization U.S. companies and the use of a multi-style approach are adequately summarized by the principal risks of “Equity Securities” and “Multi-Manager Approach,” respectively. Further, the Registrant notes that if a Fund invests in small capitalization companies, additional disclosure regarding such investments is included within the “Equity Securities” principal risk. Accordingly, no changes have been made in response to this comment.

Non-U.S. Fund

a.iii.	Comment:	Medium and large capitalization U.S. Companies, and a multi-style approach including risks of each particular style.

	Response:	The Registrant believes that the risks associated with the Fund’s investments in common stocks of medium and large capitalization U.S. companies and the use of a multi-style approach are adequately summarized by the principal risks of “Equity Securities” and “Multi-Manager Approach,” respectively. Accordingly, no changes have been made in response to this comment.

Core Bond Fund

a.iv.	Comment:	Variable and floating rate securities.

	Response:	The Registrant believes that the risks of variable and floating rate securities are adequately summarized by the risk disclosure related to mortgage-backed securities, asset-backed securities, and loans and other direct indebtedness, all of which are types of variable and floating rate securities in which the Fund may invest. Accordingly, no changes have been made in response to this comment.

b.	Comment:

For each non-fund of funds Fund, the summary of principal risks (“Item 4(b) Disclosure”) should be based on and correspond to each principal risk identified in the table under “Risks” beginning on page 41 of the non-fund of funds prospectus and then more fully discussed beginning on page 43 (“Item 9(c) Disclosure”).

However, please note that for the each Fund the number of principal risks summarized as Item 4(b) Disclosure is always less than the number of principal risks identified in the table under “Risks” beginning on page 31. Therefore, please revise the Item 4(b) Disclosure so that it summarizes and matches each of the principal risks identified and more fully discussed in the Item 9(c) Disclosure accordingly.

For example, the table on page 41 lists Value Stocks, Growth Stocks, and Market-Oriented Investments as principal risks for the Aggressive Equity Fund, which are also discussed in the fuller discussion of principal investment strategies for the Fund on page 30. However, it is not clear to the staff which principal risk summarized on pages 5 and 6 necessarily corresponds to these types of investments and risks, i.e., the staff would have at least expected something along the lines of an “Investment Style Risk” to be provided in the principal risk summary. In addition, although similar, there are distinct differences in the risks associated with, for example, common stocks compared to value or growth stock.

NOTE: For any principal risks added to Item 4(b) Disclosure in response to this comment 6.b., please also add principal investment strategy disclosure as required by Item 4(a) that would correspond to the investments or investment strategies that would give rise to such risks accordingly.

	Response:	The Registrant understands that the Item 4(b) disclosure should be based on and correspond to the Item 9(c) disclosure. The discrepancy in the risks included and described in response to the Item 4(b) disclosure and Item 9(c) disclosure is explained by the fact that the Item 4(b) disclosure is meant to “summarize the principal risks of investing in the Fund...” as stated in Item 4(b). The Registrant does not believe this level of detail would be key to an investment decision, and therefore, including such detail would not be consistent with the Commission’s guidance for content of the summary. Many of the risks in the Item 9(c) disclosure are sub-sets of risks included in the Item 9(c) disclosure and also summarized in the Item 4(b) disclosure. For example, the Registrant believes that the summary risk entitled “Equity Securities” in the Item 4(b) disclosure accurately summarizes the risks noted in the Item 9(c) disclosure with respect to common stocks, value stocks, growth stocks, market-oriented investments, quantitative investing, fundamental investing, securities of small-capitalization companies, and preferred stocks. Accordingly, the Registrant respectfully declines to make any changes in response to this comment.

c.	Comment:

For each fund of funds Fund, Item 4(b) Disclosure should similarly be based on and correspond to each principal risk identified in the Item 9(c) Disclosure as provided under “Risks” beginning on page 79 of the fund of funds prospectus.

However, in contrast to a non-fund of funds Fund, given the structure of each fund of funds Fund, the principal risks for the latter should only note those principal risks of the Underlying Funds that in the aggregate are expected to be a principal risk for the top tier Fund rather than merely reiterating the principal risks of each available Underlying Fund. Please confirm that this is the case.

NOTE: Once revised, please also add principal investment strategy disclosure as required by Item 4(a) that would correspond to the investments or investment strategies that would give rise to such risks accordingly.

	Response:	The Registrant understands that the Item 4(b) disclosure should be based on and correspond to each principal risk identified in the Item 9(c) disclosure. The Registrant also understands that, given the structure of Funds of Funds, only those risks that in the aggregate constitute principal risks of the Funds of Funds should be disclosed in the Item 4(b) disclosure. The Registrant believes that the principal risks included for each Fund of Funds represent only those risks that, in the aggregate, are expected to be principal risks for the top tier Fund, based on each Fund of Funds’ investments in the Underlying Funds. Accordingly, no changes have been made in response to this comment.

	d.	Comment:	Please delete cross-reference to fuller discussion of risks.

		Response:	The Registrant respectfully declines to delete the cross references to the more fulsome disclosure in the statutory prospectus. While the Registrant recognizes that the Instructions to Form N-1A do not require such references, the Registrant believes that the additional disclosure in the statutory prospectus provides shareholders with important information regarding the Funds and that omitting such references may suggest to shareholders that all information relating to the Fund is contained in the summary.

	e.	Comment:	Please confirm that the last sentence preceding the “Performance” caption in the non-fund of funds summary and the sentence following the last bullet point of investment strategies in the fund of funds summary are applicable for each of the Funds. See Item 4(b)(1)(iii).

		Response:	The Registrant has removed the sentence (“An investment in the Fund is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.”) from each Fund’s prospectus.

10.	Comments regarding Management section

	a.	Comment:

For each non-fund of funds Fund, the disclosure always provides several sub-advisers but a lesser number of portfolio managers, for example, the Multi-Style Equity Fund on page 3 lists 8 sub-advisers, but only lists 2 portfolio managers. For each Fund, please confirm compliance with not only Item 5(b) but also the instructions to Item 5(a) in order to ensure that the appropriate investment adviser and sub-advisers have been identified thus allowing for the appropriate portfolio managers disclosure to be provided as required by item 5(b).

In doing so, please also delete the preamble provided under “Investment Adviser” as disclosure that is neither required nor permitted by Form N-1A.

Response:

The Registrant operates under a no-action letter[2] in which the Commission staff interpreted Item 5(c) (now Item 10(a)(2)) of Form N-1A in the context of a manager of managers fund (“No-Action Letter”). In the No-Action Letter, the Commission staff stated the following with respect to the question of who is a “portfolio manager” of a manager of managers fund for purposes of Item 5(c) of Form N-1A (now Item 10(a)(2)):

[W]e believe that where a fund holds itself out as being managed by a manager of managers, (i.e., holds itself out as being managed by more than one sub-adviser under the supervision of the adviser), and in fact, significant management functions are performed by the adviser, it may be appropriate to conclude that an individual (or individuals) employed by the adviser, rather than the sub-advisers, is (are) responsible for day-to-day management of the fund and should be named as the portfolio manager(s). [footnote omitted]

The Commission staff stated that it believed it would be sufficient for RIMCo[3] to make Item 5(c) (now Item 10(a)(2)) disclosure regarding the following:

• the RIMCo employee(s) responsible for overseeing the subadvisers for those portfolios with more than one subadviser;

• the individual(s) employed by the subadviser for portfolios managed by a single subadviser; and

• the RIMCo employees for portfolios managed only by RIMCo.

As discussed in the inquiry letter dated May 6, 1993 submitted in connection with the No-Action Letter, the manager of managers structure results in shareholders being substantially uninterested in detailed information about subadviser personnel. The Funds are sold on the basis of RIMCo’s overall capabilities in researching, selecting and monitoring a number of subadvisers within the same Fund, and where necessary or appropriate, replacing existing subadvisers with others better suited to the task. When a shareholder decides to invest in a Fund, he or she has made a decision to rely upon RIMCo’s expertise to evaluate, select and monitor the subadvisers, including changes in key subadviser personnel, and to retain or terminate each subadviser as necessary.

The Registrant believes that the Amendments to Form N-1A do not affect the view expressed by the Commission staff in the No-Action Letter. Neither the definition of “portfolio manager” nor the interpretation expressed in the No-Action Letter were specifically addressed or changed by the Amendments. The Registrant believes, therefore, that the Commission did not intend to alter the views of the staff expressed in the No-Action Letter, and that RIMCo may continue to rely on the No-Action Letter, including in response to disclosure concerning portfolio managers in response to Item 5(b).

Additionally, the Registrant has reviewed the preamble under “Investment Adviser” and believes that the disclosure is consistent with Form N-1A and provides both potential and existing investors with useful information regarding the management structure of each of the Funds.

Accordingly, no changes have been made in response to this comment.

[2]	Frank Russell Investment Management Co. (pub. avail. Aug. 30, 1993).

[3]	Please note that the No-Action Letter was issued to Frank Russell Investment Management Company. Effective July 1, 2006 RIMCo changed its name from Frank Russell Investment Management Company.

b.	Comment:	When providing portfolio manager disclosure for all Funds, please comply fully with Item 5(b) by providing the portfolio manager’s name, title and time of employment with the specific investment adviser or sub-adviser so it is clear which entity the portfolio manager is employed by.

	Response:	The Registrant has reviewed the disclosure for each Fund and believes that the portfolio manager disclosure complies fully with Item 5(b), which only requires that the Registrant state the name, title, and length of service of each portfolio manager employed by or associated with the Fund or an investment adviser who is primarily responsible for the day-to-day management of the Fund’s portfolio. Additionally, the Registrant notes that the “Management of the Funds” section of the Non-Funds of Funds prospectus and the “Management of the Funds and Underlying Funds” section of the Funds of Funds prospectus each state that the portfolio managers are employees of RIMCo. Accordingly, no changes have been made in response to this comment.

c.	Comment:	For the fund of funds prospectus, please delete reference to RIMCo’s role as the adviser to the Underlying Funds as the information is neither permitted nor required by Item 5.

	Response:	The Registrant respectfully declines to delete the reference to RIMCo’s role as the adviser to the Underlying Funds. While not required by Form N-1A, the Registrant believes that RIMCo’s role as the investment adviser to the Underlying Funds of the Funds of Funds may be important to investors and accordingly should be included.

11.	Comment regarding Items 6 through 8 Disclosure

	Comment:	For “Servicing Arrangements” disclosure, please provide the caption specifically required by Item 8, and as a result of the possible conflict of interest, please also add both here and in the fuller discussion “Servicing Arrangements” on page 49 of the non fund of funds prospectus and on page 75 of the fund of funds prospectus as applicable that it may influence an insurance company’s decision to include a Fund as an underlying investment option in its policy.

Response:

With respect to the caption required by Item 8, the Registrant notes that Form N-1A provides that the Item 8 statement “may be modified if the modified statement contains comparable information.” Because these Funds are not sold through broker-dealers or other financial intermediaries, the Registrant believes that the requested change to the caption would lead to investor confusion. Further, because the Registrant believes that the modified statement contains comparable information to the statement in Item 8, the Registrant respectfully declines to change the caption in response to this comment.

With respect to the possible conflict of interest, in response to this comment, the Registrant has reviewed the Item 8 disclosure, as well as the fuller discussion in “Servicing Arrangements” and believes that the following sentence adequately discloses to both potential and existing investors the possible conflict of interest:

“These payments may create a conflict of interest by influencing the Insurance Company and your salesperson to recommend the Funds or a Fund over another investment or by influencing an Insurance Company’s decision to include the Funds as an underlying investment option in its Policy.”

Accordingly, no changes have been made in response to this comment.

12.	Comment regarding Management of the Funds section

	Comment:	If applicable, please provide disclosure regarding legal proceedings as required by Item 10(a)(3).

		Response:	There are currently no material pending legal proceedings to which any of the Funds, the investment adviser or the principal underwriter is a party.

13.	Comments regarding Investment Objective and Investment Strategies section

	a.	Comment:	Item 9(b) Disclosure should attempt to fully explain the various principal investment strategies of each non fund of funds Fund. Therefore, for more complete disclosure under the “Principal Investment Strategies” subsection for each of the following Funds, please expand on the disclosure with respect to the following investments and/or strategies:

Multi-Style, Aggressive Equity Funds, and Non-U.S. Fund

	a.i.	Comment:	Expand on the difference between sponsored and unsponsored ADRs (see fourth paragraph of subsection on respectively, pages 26 and 28, and seventh paragraph of subsection on page 36).

		Response:	The difference between sponsored and unsponsored ADRs is discussed in the “General Investment Strategies and Portfolio Instruments” section of the SAI. The Registrant believes this disclosure is appropriately located in the SAI and accordingly no changes have been made in response to this comment.

Core Bond Fund

	a.ii.	Comment:	Expand on the investment styles employed by the unaffiliated money managers (see second to last paragraph of subsection on page 39).

		Response:	The Registrant has revised the disclosure to include descriptions of the investment styles employed by the unaffiliated money managers.

	b.	Comment:

Please revise the fund of funds Item 9(b) Disclosure in accordance with comment 7.d. above and in doing so, please clearly identify principal and then non-principal investment strategies, i.e., it is not sufficient to merely state that the principal investment strategies of each Fund are those of the Underlying Funds in which it may invest within a certain allocation percentage.

This disclosure should reflect the present make-up of each fund of funds Fund and thereby accurately reflect those principal investment strategies most in play based on a Fund’s current allocation percentages among the Underlying Funds.

Response:

Please see the response for comment 7.d. above, which indicates that no changes were made in response to that comment.

The Registrant believes that the Item 9(b) disclosure for each Fund of Funds provides sufficient information for current and potential investors by explaining that each Fund seeks to achieve its objective by investing in different combinations of the Underlying Funds and providing each Fund’s target strategic asset allocation ranges.

14.	Comments regarding Risks section

	a.	Comment:

So as to not obscure the discussion on principal risks, its 9(c) Disclosure should clearly identify principal and non-principal risks and provide the discussion of principal risks before the discussion of any non-principal risks.

Therefore, in lieu of the last sentence on page 43 of the non-fund of funds prospectus following the table identifying all principal and non principal risk beginning on page 41, please provide an appropriate caption for a description of all principal risks, with an appropriate caption and description of all non-principal risks following thereafter on a Fund-by-Fund basis.

In contrast, a caption for principal risks has now been added after the corresponding first sentence on [the second] page 78 of the fund of funds prospectus following the table identifying all principal and non-principal risk. However, the last sentence on page 78 was retained. Therefore, please confirm the accuracy of the ensuing risks as principal risks, and for any non-principal risks provided, please add a second caption for non-principal risks and move their descriptions there, again, on a Fund-by-Fund basis.

In doing so, please confirm that each principal risk of each Fund identified in the respective tables for the non-fund of funds prospectus and fund of funds prospectus has been fully described in the narrative.

Response:

The Registrant has reviewed the principal risks in both the Non-Funds of Funds and Funds of Funds statutory prospectus and believes that the disclosure complies with Item 9(c) of Form N-1A and allows investors to clearly identify each of the principal and non-principal risks for each Fund.

The Registrant has also reviewed the principal risks disclosure in the Funds of Funds statutory prospectus and can confirm that the risks listed under the new caption are principal risks of the Funds of Funds. However, Registrant respectfully declines to add a second caption for non-principal risks and move relevant risk disclosure underneath such caption on a Fund-by-Fund basis. As noted above, the Registrant believes that its current presentation of risks in the Funds of Funds statutory prospectus complies with Item 9(c) of Form N-1A and allows investors to clearly identify each of the principal and non-principal risks for each Fund.

Finally, the Registrant confirms that each principal risk identified in the risk table in each prospectus has been fully described in the respective narrative.

	b.	Comment:	In lieu of having its own section (e.g., page 56 of non-fund of funds prospectus and page 95 of the fund of funds prospectus), portfolio turnover should be included in the table under “Risks” (principal if applicable) and the narrative discussion of (principal) risks following the table.

		Response:	The Registrant respectfully declines to make any changes in response to this comment because it believes that the current discussion of portfolio turnover is sufficient and that portfolio turnover is not, by itself, a risk to the Funds.

	c.	Comment:	Please revise the fund of funds prospectus disclosure in accordance with comment 8.c, and 13.b. above, i.e., this disclosure should reflect the present make-up of each fund of funds Fund and thereby accurately reflect those principal risks most in play based on a Fund’s current allocation percentages among the Underlying Funds.

		Response:	Please see responses to comments 8.c. and 13.b. above.

15.		Comment:	Please confirm that any disclosure with respect to the Underlying Funds that is retained in the fund of funds prospectus will be revised as applicable in response to staff comments given on any applicable Underlying Fund prospectus.

		Response:	The Registrant confirms that any disclosure regarding the Underlying Funds in the Funds of Funds prospectus conforms to applicable disclosure in the Underlying Fund prospectus.

16.	Comments regarding Right to Reject or Restrict Purchase and Exchange Orders section

	a.	Comment:	The fourth paragraph under “Frequent Trading Policies and Limitation on Trading Activity” on page 59 (and 99 of fund of funds prospectus) states that “future purchase transactions will be rejected or restricted.” Please disclose the difference between these two actions and specify what “restrictions” can be imposed.

		Response:	The right to “reject” indicates an outright refusal to accept a trade. The right to “restrict” indicates limitation on future trades by, for example, requiring all requests to be submitted via mail instead of via phone or limiting trades to only one per every 60 days or some other specified period. The Registrant believes the terms are self-explanatory and accordingly no changes have been made in response to this comment.

	b.	Comment:	Under “Risks of Frequent Trading” on page 60 (and 101 of fund of funds prospectus), in addition to a general reference to funds that may invest in foreign securities and small cap equity securities, please identify the specific Funds that do invest significantly in such securities.

		Response:	The Registrant respectfully declines to add disclosure in the Risks of Frequent Trading section of the prospectus regarding the specific investment strategies of the Funds, as this information is given in the Risk/Return Summary and Investment Objective and Investment Strategies sections of the prospectus.

17.		Comment:	Please add the second bullet point under “Expense Notes” [last section] in each prospectus to the section “Servicing Arrangements” on page 61 and 102 of each prospectus to allow for more complete disclosure in one location of the prospectus.

		Response:	The Registrant respectfully declines to relocate the second bullet point under “Expense Notes” to the “Servicing Arrangements” section of the prospectuses. The Registrant has reviewed the disclosure and believes the current “Expense Notes” and “Servicing Arrangements” sections comply fully with Form N-1A and provide disclosure in a location that is helpful to current and potential investors. In addition, the Expense Notes section relates to expenses borne by the Funds while the Servicing Arrangements section discloses fees paid to Insurance Companies out of RFSC’s and/or the Distributor’s own resources that could create a conflict of interest. Accordingly, no changes have been made in response to this comment.

STATEMENT OF ADDITIONAL INFORMATION
Unless indicated otherwise, all comments apply to both SAIs.

18.	Comment:	In the tables that provide information on the trustees and officers beginning on page 4 of each SAI, please insert the exact age of each trustee and officer in lieu of their birth dates. Item 12(a)(1).

	Response:	The Registrant respectfully declines to provide the trustees’ and officers’ ages, as opposed to their dates of birth in the trustees and officers tables. The Registrant believes that providing the dates of birth of the trustees and officers conveys the appropriate information about their ages and has the added benefits of avoiding inaccuracies due to timing of the production of the document and avoiding inaccuracies in the production of amendments to the document throughout the fiscal year.

19.	Comment:	Please provide disclosure in response to Item 17(b).

	Response:	The Registrant has reviewed the disclosure and believes that it complies with Item 17(b) of Form N-1A. Accordingly, the Registrant has not made any changes in response to this comment.

20.	Comment:	Please confirm that each of the principal investments for each Fund as provided in the table beginning on page 32 of non-fund of funds SAI and on page 40 of fund of funds SAI properly reflects those discussed in the summary and fuller discussion of the prospectus as revised in response to any staff comments.

	Response:	The Registrant confirms that the principal investments for each Fund in the tables within both SAIs properly reflects those discussed in the summary and fuller discussion of the prospectus.

Please call me at (617) 728-7134 or John V. O’Hanlon at (617) 728-7111 if you have any questions.

Sincerely,

/s/ Stephen R. Ferrara

Stephen R. Ferrara

cc:	John V. O’Hanlon

Mary Beth Rhoden